Exhibit 99.4

NICE Scores Highest in Territory Management and Planning Use Case
in Gartner Critical Capabilities for Sales Performance Management Report

NICE scores above 4.2 out of 5 in all four use cases evaluated by Gartner

Hoboken, N.J., July 12, 2018 – NICE (Nasdaq: NICE) today announced that Gartner has given the highest score to NICE for the Territory Management and Planning use case in its 'Critical Capabilities for Sales Performance Management' report. A copy of the report is available here for immediate download.

In the report, NICE achieved the highest score in the Territory Management and Planning (4.55 out of 5) use case. Effective Territory Management and Planning provides a bridge between Sales Performance Management (SPM) planning and execution processes, and directly impacts diverse stakeholders in the enterprise, including sales representatives, sales managers, compensation analysts, human resources, financial planning & analysis, C-level executives, and IT teams.

As Gartner notes in the report, “SPM innovations are currently centered on quota and territory planning, more-advanced technology (such as artificial intelligence or machine learning) and advanced mathematical algorithms for predictive/prescriptive functions.”

NICE sees Scalability as a critical component to any SPM solution. As referred by Gartner, “This capability encompasses the ability to scale data volume while maintaining performance. SPM applications need to process ever-increasing volumes of customer transactions efficiently and seamlessly. The ability to handle large and detailed transaction data volumes on input and through calculations and reporting, while maintaining the performance of the application, is considered for this category.”

Listed as a critical capability by Gartner, Workflow and Collaboration is also viewed as key to SPM by NICE. As noted by Gartner, "This capability encompasses the ability to collaborate on operational processes and resolve issues through a defined process. Capabilities in this category include the ability to create a multilevel workflow that includes multiple steps, multiple organizational levels and decision-making criteria such as delegation and conditional logic. Workflows are required by many organizations to support the operational processes that include creation, distribution, collaboration, review and approval of: compensation plans; payment workflows; dispute resolution and inquiries; forms (MBO/KPI categories and scoring for example); and quota, territory and compensation modeling."

Miki Migdal, President of the Enterprise Product Group for NICE: “We are pleased to be recognized in the Territory Management and Planning use case, which we believe is a result of our focus on infusing innovation into the SPM offerings we bring to market. In our view, NICE delivers outstanding value to our customers with a purpose-built unitary SPM solution that manages the end-to-end SPM cycle, from territory and quota planning, to incentive compensation management, to reporting and analytics. We are confident that the NICE SPM solution's architecture is highly unique in its seamless integration of both the planning and execution steps in enterprise-class SPM processing and believe it provides the best value.”

Gartner, Critical Capabilities for Sales Performance Management, Melissa A. Hilbert, Tad Travis, 17 January 2018.

Gartner Disclaimer
Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About NICE SPM
NICE Sales Performance Management (SPM) helps large organizations manage sales compensation to improve sales performance. NICE SPM handles complex incentive compensation management (ICM) needs, automates sales operation processes, manages territories and quotas, and delivers sales performance analytics. For more information, see  http://www.nice.com/icm.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.